Investor Presentation
Second Quarter 2009

United Community Banks, Inc.

Jimmy C. Tallent

President & CEO

Rex S. Schuette

Executive Vice President & CFO

rex_schuette@ucbi.com

(706) 781-2266

David P. Shearrow

Executive Vice President & CRO

Cautionary statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc. Annual Report filed on Form 10-K with the Securities and Exchange Commission. This presentation also contains non-GAAP financial measures, as defined by the Federal Securities Laws. For a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP and a reconciliation of the differences between those measures and the non-GAAP financial measures, please refer to "Selected Financial Data" in the United Community Banks, Inc. Annual Report filed on Form 10-K with the Securities Exchange Commission, which may be found on the company's Web site, www.ucbi.com.

United at a glance


NASHVILLE
TENNESSEE
KNOXVILLE
CHATTANOOGA
ASHEVILLE
NORTH CAROLINA
GREENVILLE
SOUTH CAROLINA
GEORGIA
ATLANTA
SAVANNAH
COASTAL GEORGIA
SOUTH CAROLINA
HILTON HEAD ISLAND
FLORIDA
JACKSONVILLE

Assets	$8.4 Billion	Banks	27
Deposits	$6.8 Billion	Offices	110

Challenging environment

- Credit
- Core earnings improvement
- FDIC acquisition

Loan portfolio *(total - $5.5 billion as of June 30, 2009)*


Geographic Diversity
Tennessee
5%
Gainesville MSA
8%
Coastal Georgia
8%
North Carolina
14%
Atlanta MSA
29%
North Georgia
36%
0%
5%
10%
15%
20%
25%
30%
35%
40%


$1.3B
Residential
Construction
24%
.1B
Installment
3%
$1.5B
Residential
Mortgage
27%
$2.6B
Commercial
46%
Loan Composition

Residential mortgage *(total $1.5 billion)*

Geographic Diversity



Tennessee 6%
Gainesville MSA 6%
Coastal Georgia 8%
Atlanta MSA 15%
North Carolina 26%
North Georgia 39%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%



$.4 B
Home Equity
26%
$1.1B
Mortgage
74%

Loan Composition

Commercial loans *(total $2.6 billion)*

Geographic Diversity


Tennessee
5%
North Carolina
9%
Gainesville MSA
9%
Coastal Georgia
10%
North Georgia
30%
Atlanta MSA
37%
0%
5%
10%
15%
20%
25%
30%
35%
40%


$.4B
Comm
Const
15%
$.4B
C & I
16%
$1.0B
Owner
Occupied
40%
$.8B
Income
Producing
29%

Loan Composition

Commercial construction *(by loan type)*

(in millions)	June 30, 2009	
Loan Type	**Amount**	**% of Total**
Raw Land – Vacant (Unimproved)	$ 167	44
Land Development – Vacant (Improved)	132	35
Office Buildings	32	8
Retail Buildings	21	6
Churches	6	2
Miscellaneous	20	5
Total Commercial Construction	**$ 379**	

Commercial real estate *(by loan type)*

(in millions)	June 30, 2009	
Loan Type	**Amount**	**% of Total**
Office Buildings	$ 405	23
Small Businesses	399	22
Single-Unit Retail/Strip Centers	234	13
Small Warehouses/Storage	166	9
Hotels/Motels	119	7
Churches	115	6
Franchise / Restaurants	84	5
Multi-Residential Properties	79	4
Convenience Stores	69	4
Farmland	53	3
Multi-Unit Retail	41	2
Miscellaneous	33	2
Total Commercial Real Estate	**1,797**	

Residential construction *(total $1.3 billion)*

Geographic Diversity



Tennessee
3%
Gainesville MSA
5%
Coastal Georgia
6%
North Carolina
12%
Atlanta MSA
32%
North Georgia
42%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%

Loan Composition



$.4B
Const
28%
$.9B
Land Loans
72%

Atlanta MSA *(residential construction)*

(in millions)

	2Q 09	4Q 08	2Q 08	Variance 4Q 08	Variance 2Q 08
Land Loans					
Developing Land	$ 124	$ 167	$ 232	$ (43)	$ (108)
Raw Land	63	56	50	7	13
Lot Loans	81	86	117	(5)	(36)
Total	**268**	**309**	**399**	**(41)**	**(131)**
Construction Loans					
Spec	127	189	271	(62)	(144)
Sold	29	40	58	(11)	(29)
Total	**156**	**229**	**329**	**(73)**	**(173)**
Total Res Construction	**$ 424**	**$ 538**	**$ 728**	**$ (114)**	**$ (304)**

Credit quality

(in millions)

	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08
Net Charge-offs	$ 58.3	$ 43.3	$ 74.0	$ 55.7	$ 14.3
as % of Average Loans	4.18%	3.09%	5.09%	3.77%	.97%
Allowance for LL	$ 146.0	$ 144.0	$ 122.3	$ 111.3	$ 91.0
as % of Total Loans	2.64%	2.56%	2.14%	1.91%	1.53%
as % of NPLs	51%*	56%*	64%*	80%*	74%
Past Due Loans (30 – 90 Days)	1.61%	1.67%	2.33%	1.39%	1.10%
Non-Performing Loans	$ 287.8	$ 259.2	$ 190.7	$ 139.3	$ 123.8
OREO	104.8	75.4	59.8	38.4	28.4
Total NPAs	$ 392.6	$ 334.6	$ 250.5	$ 177.7	$ 152.2
as % of Total Assets	4.67%	4.11%	2.94%	2.20%	1.84%
as % of Loans & OREO	6.99%	5.86%	4.35%	3.03%	2.55%

Excluding loans with no allocated reserve, the coverage ratio was 82% at 2Q09; 117% at 1Q 09; 125% at 4Q 08; and 93% at 3Q 08.

Net charge-offs by category

(in thousands)

	2Q 09		1Q 09	
	NCOs	to Avg Loans	NCOs	to Avg Loans
CATEGORY				
Commercial (sec. by RE)	$ 5,986	1.34%	$ 826	.20%
Commercial Construction	756	.81	54	.05
Commercial & Industrial	3,107	3.20	873	.89
Total Commercial	9,849	1.56	1,753	.28
Residential Construction	44,240	13.04	37,762	10.52
Residential Mortgage	3,526	.96	2,984	.80
Consumer / Installment	697	1.82	782	1.99
Total Net Charge-offs	**$ 58,312**	**4.18**	**$ 43,281**	**3.09**

Net charge-offs by market

(in thousands)

	2Q 09		1Q 09	
	NCOs	to Avg Loans	NCOs	to Avg Loans
MARKETS				
Atlanta MSA	$ 37,472	8.87%	$ 26,228	6.16%
Gainesville MSA	4,125	4.36	1,105	1.18
North Georgia	12,571	2.52	8,208	1.64
Western North Carolina	1,016	.51	3,669	1.83
Coastal Georgia	969	.85	3,229	2.84
East Tennessee	2,159	3.20	842	1.28
Total Net Charge-offs	**$ 58,312**	**4.18**	**$ 43,281**	**3.09**

NPAs by category

(in thousands)

	2Q 09			1Q 09		
	NPLs	OREO	Total NPAs	NPLs	OREO	Total NPAs
CATEGORY						
Commercial (Sec. by RE)	$ 37,755	$ 5,395	$ 43,150	$ 18,188	$ 3,811	$ 21,999
Commercial Construction	15,717	5,847	21,564	6,449	2,948	9,397
Commercial & Industrial	11,378	--	11,378	12,066	--	12,066
Total Commercial	64,850	11,242	76,092	36,703	6,759	43,462
Residential Construction	176,400	81,647	258,047	187,656	58,327	245,983
Residential Mortgage	44,256	11,865	56,121	33,148	10,297	43,445
Consumer / Installment	2,342	--	2,342	1,648	--	1,648
Total NPAs	**$ 287,848**	**$ 104,754**	**$ 392,602**	**$ 259,155**	**$ 75,383**	**$ 334,538**

NPAs by market

(in thousands)

	2Q 09			1Q 09		
	NPLs	OREO	Total NPAs	NPLs	OREO	Total NPAs
MARKETS						
Atlanta MSA	$ 148,155	$ 50,450	$ 198,605	$ 131,020	$ 48,574	$ 179,594
Gainesville MSA	9,745	3,511	13,256	17,448	694	18,142
North Georgia	72,174	37,454	109,628	66,875	20,811	87,686
Western North Carolina	21,814	7,245	29,059	21,240	3,067	24,307
Coastal Georgia	30,311	3,904	34,215	15,699	1,286	16,985
East Tennessee	5,649	2,190	7,839	6,873	951	7,824
Total NPAs	**$ 287,848**	**$ 104,754**	**$ 392,602**	**$ 259,155**	**$ 75,383**	**$ 334,538**

Core earnings summary – second quarter 2009

(in millions)

	2Q 09	1Q 09	4Q 08	2Q 08	Variance 1Q09	Variance 4Q 08
Net Interest Revenue	**$ 60.9**	**$ 57.4**	**$ 51.9**	**$ 61.8**	**$ 3.5**	**$ 9.0**
Fee Revenue*	13.7	12.6	12.6	14.7	1.1	1.1
Gross Revenue	**74.6**	**70.0**	**64.5**	**76.5**	**4.6**	**10.1**
Operating Expense**	47.8	48.3	47.2	46.9	(.5)	(.6)
Core Earnings *(Pre-Tax/Credit)*	**$ 26.8**	**$ 21.7**	**$ 17.3**	**$ 29.6**	**$ 5.1**	**$ 9.5**
Net Interest Margin	**3.28%**	**3.08%**	**2.70%**	**3.32%**	**.20%**	**.58%**

**Excludes BOLI expense recovery, special FDIC assessment, and foreclosed property costs*

***Excludes FHLB prepayment charge and securities (losses) gains, net*

Net operating loss – second quarter 2009

(in millions)

	2Q 09	1Q 09	4Q 08	2Q 08	Variance 1Q 09	Variance 4Q 08
Core Earnings	**$ 26.8**	**$ 21.7**	**$ 17.3**	**$ 29.6**	**$ 5.1**	**$ 9.5**
Provision for Loan Loss	(60.0)	(65.0)	(85.0)	(15.5)	5.0	25.0
Foreclosed Property Expense	(5.7)	(4.3)	(5.2)	(2.9)	(1.4)	(.5)
FDIC Special Assessment	(3.8)	-	-	-	(3.8)	(3.8)
BOLI Expense Recovery	2.0	-	-	-	2.0	2.0
FHLB Prepayment Charge and Secur (Losses) Gains, net	(.7)	.3	(1.9)	.4	(1.0)	1.2
Income Tax Benefit (Exp)	18.3	15.3	28.1	(4.5)	3.0	(9.8)
Net Oper (Loss) Income	**$(23.1)**	**$(32.0)**	**$(46.7)**	**$ 7.1**	**$ 8.9**	**$ 23.6**
Net Operating EPS	**$ (.53)**	**($ .71)**	**$ (.99)**	**$ .15**	**$ .18**	**$ .46**

Net loss – second quarter 2009

(in millions)

	2Q 09	1Q 09	4Q 08	2Q 08
Net Operating (Loss) Income	**$ (23.1)**	**$ (32.0)**	**$ (46.7)**	**$ 7.1**
Gain on Acquisition ($11.4, pre-tax)	7.1	-	-	-
Goodwill Impairment Charge	-	(70.0)	-	-
Severance Costs ($2.9, pre-tax)	-	(1.8)	-	-
Net (Loss) Income	**$ (16.0)**	**$(103.8)**	**$ (46.7)**	**$ 7.1**
Earnings (Loss) Per Share	**$ (.38)**	**$ (2.20)**	**$ (.99)**	**$ .15**

Net interest margin



Net Interest Margin
4.0%
3.0%
2.0%
1.0%
.0%
3.32%
3.17%
2.70%
3.08%
3.28%
2q08
3q08
4q08
1q09
2q09

- **Second quarter Margin Improvement**

  20 Basis Points

- **Improved Loan & Deposit Pricing**

- **Replaced Higher Priced CDs and Broker Deposits**

Capital ratios *(as percentages)*

	Well-Capitalized	2Q 09	4Q 08	2Q 08
Regulatory Capital				
Tier 1 Risk-Based	6%	10.6%	11.2%	9.2%
Total Risk-Based	10	13.3	13.9	11.4
Leverage	5	7.8	8.3	7.0
Tangible Equity to Risk-Weighted Assets		10.5	11.2	8.5
Tangible Common Equity to Risk-Weighted Assets		7.5	8.3	8.5
Tangible Equity to Assets		8.0	6.6	6.8
Tangible Common Equity to Assets		5.8	6.2	6.8

Closing comments

- Southern Community Bank
- Credit
- Core earnings
- Capital

APPENDIX

Experienced proven leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President and CEO	1984	36
Guy Freeman	Chief Operating Officer	1994	49
Rex Schuette	Chief Financial Officer	2001	32
David Shearrow	Chief Risk Officer	2007	28
Glenn White	President, Atlanta Region	2007	35
Craig Metz	Marketing	2002	17
Bill Gilbert	Retail Banking	2000	33

Reasons to invest in United

- Footprint contains stable and growing markets
- Business model thrives on relationship-driven customer service backed by “big bank” resources
- Core franchise supports customer retention and strong presence in our markets
- Compelling stock price

Business model

- **Provides superior service and operating autonomy**
  - *Community bank service, large bank resources*

- **Strategic footprint with substantial opportunities**
  - *Contains many of the fastest growing markets in the U.S.*

- **Conservative growth strategy**
  - *Mostly organic supported by de novos and selective acquisitions*

Operating model *(competitive difference)*

- **Twenty-seven community banks**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $8.4 billion bank*

- **Service is point of differentiation**
  - *Golden rule of banking*
    - "The Bank That SERVICE Built"
  - *Ongoing customer surveys*
    - +90% satisfaction rate

Robust demographics *(fast growing markets)*

Markets[1]	Population *(in thousands)*	Population Growth (%) Actual 2000 – 2008	Population Growth (%) Projected 2008 – 2013
North Georgia	424	27	14
Atlanta MSA	3,603	42	22
Gainesville MSA	182	31	16
Coastal Georgia	365	8	4
Western North Carolina	424	10	5
East Tennessee	594	11	7
Total Markets			
Georgia	9,863	20	12
North Carolina	9,231	15	9
Tennessee	6,244	9	6
United States	309,299	10	6

[1] ***Population data is for 2008 and includes those markets where United takes deposits.***
Source: SNL

Market share opportunities *(excellent growth prospects)*

Markets[1]	Market Deposits *(in billions)*	United Deposits *(in billions)*	Banks	Offices	Deposit Share[1] *(%)*	Rank[1]
North Georgia	$ 9.1	$ 2.6	11	24	29	1
Atlanta MSA	59.8	2.1	10	40	3	8
Gainesville MSA	2.6	.3	1	7	12	4
Coastal Georgia	7.0	.4	2	9	6	6
Western North Carolina	7.1	1.0	1	20	14	3
East Tennessee	13.1	.4	2	10	3	7
Total Markets	**$98.7**	**$ 6.8**	**27**	**110**		

[1] ***FDIC deposit market share and rank as of 6/08 for markets where United takes deposits.***
Source: SNL and FDIC

Best demographics in the nation

Population data as of June 30, 2008

Rank	Company	1Q09 Assets (in billions)	Ticker	State	2008-2013 % Population Growth
1	Western Alliance Bancorporation	$ 5.3	WAL	NV	16.84
2	United Community Banks, Inc.	8.1	UCBI	GA	13.59
3	Cullen/Frost Bankers, Inc.	15.3	CFR	TX	11.88
4	International Bancshares Corporation	12.1	IBOC	TX	11.22
5	Prosperity Bancshares, Inc.	8.8	PRSP	TX	10.61
6	Colonial BancGroup, Inc.	26.4	CNB	AL	10.30
7	South Financial Group, Inc.	13.3	TSFG	SC	9.53
8	First Citizens BancShares, Inc.	17.2	FCNCA	NC	9.29
9	CVB Financial Corp.	6.4	CVBF	CA	9.04
10	Glacier Bancorp, Inc.	5.6	GBCI	MT	8.73
11	Capitol Bancorp Ltd.	5.8	CBC	MI	8.45
12	Synovus Financial Corp.	34.5	SNV	GA	8.15
13	Umpqua Holdings Corporation	8.8	UMPQ	OR	8.14
14	First Midwest Bancorp, Inc.	8.3	FMBI	IL	7.84
15	Hancock Holding Company	7.1	HBHC	MS	7.06

Source: SNL – Includes publicly traded companies with assets between $5 – 50 billion as of 9/30/08.

Population growth weighted by county as of 6/30/08.

Small business market growth

(# of business with 1 – 49 employees)

Markets[1]	*2000*	*2006*	*Small Business Growth*	*Population Growth 2000-2008*
North Georgia	6,453	7,693	19%	27%
Atlanta MSA	**70,893**	**126,200**	**78%**	**42%**
Gainesville MSA	3,158	3,824	21%	31%
Coastal Georgia	9,441	10,210	8%	8%
Western North Carolina	10,274	11,544	12%	10%
East Tennessee	16,273	17,839	10%	11%

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] ***Population data is for 2008, SNL;***
Business demographics, U.S. Census Statistics of U.S. Businesses, 2000 & 2006; County Business Patterns 2000-2006

Business mix - loans *(at quarter-end)*

(in millions)	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08	Year over Year Change
LOANS BY CATEGORY						%
Commercial (sec. by RE)	$1,797	$1,779	$1,627	$1,604	$1,584	13
Commercial construction	379	377	500	509	522	(27)
Commercial & Industrial	399	387	410	425	417	(4)
Total commercial	**2,575**	**2,543**	**2,537**	**2,538**	**2,523**	**2**
Residential construction	1,315	1,430	1,479	1,596	1,745	(25)
Residential mortgage	1,470	1,504	1,526	1,528	1,494	(2)
Consumer/installment	153	156	163	168	171	(11)
TOTAL LOANS	**$5,513**	**$5,633**	**$5,705**	**$5,830**	**$5,933**	**(7)**

Business mix - loans *(at year-end)*

(in millions)	2008	2007	2006	2005	2004
LOANS BY CATEGORY					
Commercial (sec. by RE)	$1,627	$1,476	$1,230	$1,055	$ 961
Commercial construction	500	527	470	359	250
Commercial & Industrial	410	418	296	237	212
Total commercial	**2,537**	**2,421**	**1,996**	**1,651**	**1,428**
Residential construction	1,479	1,829	1,864	1,380	1,055
Residential mortgage	1,526	1,502	1,338	1,206	1,102
Consumer/installment	163	177	179	161	150
TOTAL LOANS	**$5,705**	**$5,929**	**$5,377**	**$4,398**	**$3,735**

Residential construction – total company

(in millions)	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08
Land Loans					
Developing Land	412	$ 445	$ 484	$ 516	$ 566
Raw Land	159	155	153	142	138
Lot Loans	371	390	358	385	405
Total	**942**	**990**	**995**	**1,043**	**1,109**
Construction Loans					
Spec	267	317	347	393	447
Sold	106	123	137	160	189
Total	**373**	**440**	**484**	**553**	**636**
Total Res Construction	**1,315**	**$1,430**	**$1,479**	**$1,596**	**$1,745**

Residential construction – Atlanta MSA

(in millions)	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08
Land Loans					
Developing Land	124	$ 148	$ 167	$ 185	$ 232
Raw Land	63	52	56	47	50
Lot Loans	81	98	86	103	117
Total	**268**	**298**	**309**	**335**	**399**
Construction Loans					
Spec	127	164	189	227	271
Sold	29	33	40	49	58
Total	**156**	**197**	**229**	**276**	**329**
Total Res Construction	**424**	**$ 495**	**$ 538**	**$ 611**	**$ 728**

Loans – markets served *(at quarter-end)*

(in millions)	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08
LOANS BY MARKET					
Atlanta MSA	$1,605	$1,660	$1,706	$1,800	$1,934
Gainesville MSA	413	422	420	426	422
North Georgia	1,978	2,014	2,040	2,066	2,065
Western North Carolina	794	808	810	815	819
Coastal Georgia	455	460	464	458	436
East Tennessee	268	269	265	265	257
Total loans	**$5,513**	**$5,633**	**$5,705**	**$5,830**	**$5,933**

Loans – markets served *(at year-end)*

(in millions)	2008	2007	2006	2005	2004
LOANS BY MARKET					
Atlanta MSA	$ 1,706	$ 2,002	$ 1,654	$ 1,207	$ 1,061
Gainesville MSA	420	400	354	249	--
North Georgia	2,040	2,060	2,033	1,790	1,627
Western North Carolina	810	806	773	668	633
Coastal Georgia	464	415	358	306	274
East Tennessee	265	246	205	178	140
Total loans	**$ 5,705**	**$ 5,929**	**$ 5,377**	**$ 4,398**	**$ 3,735**

Lending – credit summary *(as of December 31, 2008, in millions)*

Legal lending limit	**$182**
House lending limit	**20**
Top 25 relationships	**430**

- 7.8% of total loans

Regional credit review

- Standard underwriting

Liquidity – loans / deposits

(in millions)

	2Q 09	4Q 08	2Q 08	Variance vs 4Q 08	Variance vs 2Q 08
Loans	**$ 5,513**	**$ 5,705**	**$ 5,933**	**$ (192)**	**$ (420)**
Core (DDA, MMDA, Savings)	$ 2,269	$ 2,088	$ 2,278	$ 181	$ (9)
Public Funds	539	842	678	(303)	(139)
CD's	3,277	3,281	3,209	(4)	68
Total Deposits ***(excl Brokered)***	**6,085**	**6,211**	**6,165**	**(126)**	**(80)**
Loan to Deposit Ratio	**91%**	**92%**	**96%**		
Investment Securities	$ 1,817	$ 1,617	$ 1,431	$ 200	$ 386
Percent of Assets	**22%**	**19%**	**17%**		
Commercial Paper Sold	$ -	$ 369	$ -	$ (369)	$ -

Liquidity – wholesale borrowings

(in millions)

	Unused Capacity	2Q 09	4Q 08	2Q 08	Variance vs 4Q 08	Variance vs 2Q 08
Brokered Deposits	$ 1,337	$ 763	$ 793	$ 432	$ (30)	$ 331
FHLB	1,101	283	235	615	48	(332)
Fed Funds	150	-	8	230	(8)	(230)
Other Wholesale	377	252	100	303	152	(51)
Total Wholesale	$ 2,965	**$ 1,298**	**$ 1,136**	**$ 1,580**	**$ 162**	**$ (282)**

	2Q 09	4Q 08	2Q 08	Variance vs 4Q 08	Variance vs 2Q 08
Sub-Debt	$ 96	$ 97	$ 67	$ (1)	$ 29
Trust Preferred Securities	54	54	41	-	13
Total Long-Term Debt	**$ 150**	**$ 151**	**$ 108**	**$ (1)**	**$ 42**

Business mix – deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	2Q 09	1Q 09	4Q 08	3Q 08	2Q 08
Demand & NOW	$ 1,525	$ 1,485	$ 1,457	$ 1,591	$ 1,681
MMDA & Savings	744	665	630	565	598
Core Transaction Deposits	**2,269**	**2,150**	**2,087**	**2,156**	**2,279**
Time < $100,000	1,985	1,904	1,945	1,807	1,736
Public Deposits	480	485	755	499	573
Total Core Deposits	**4,734**	**4,539**	**4,787**	**4,462**	**4,588**
Time > $100,000	1,293	1,275	1,336	1,379	1,468
Public Deposits	59	75	87	103	105
Total Customer Deposits	**6,086**	**5,889**	**6,210**	**6,035**	**6,161**
Brokered Deposits	763	727	793	745	535
Total Deposits	**6,849**	**6,616**	**7,003**	**6,689**	**6,696**

Analyst coverage

- **FIG Partners**
  (Market Perform – Apr 24, 2009)
- **Fox-Pitt Kelton Cochran**
  (In Line – Jun 22, 2009)
- **Keefe, Bruyette & Woods**
  (Market Perform – Jun 22, 2009)
- **Raymond James & Associates**
  (Market Perform 3 – Jun 22, 2009)
- **Sandler O'Neill & Partners**
  (Hold – Jun 22, 2009)
- **Soleil (Tenner Investment Research)**
  (Hold – Jul 8, 2009)
- **Stephens, Inc.**
  (Equal-Weight – Apr 24, 2009)
- **Sterne Agee & Leach, Inc.**
  (Sell – Apr 23, 2009)
- **SunTrust Robinson Humphrey**
  (Neutral – Jun 22, 2009)

Balanced growth strategy *(early partnerships)*

(in millions)	Acquisition Date	Asset Size at Acquisition	Asset Size 2Q 09
North Carolina	Mar-90	$55	$1,307
Blue Ridge	Feb-92	52	467
Towns	Oct-92	20	227
White	Aug-95	71	256
Habersham	Sep-96	33	244
Rabun	Sep-97	72	110
Gilmer	Jan-98	23	215

Balanced growth strategy *(recent partnerships)*

(in millions)	Acquisition Date	Asset Size at Acquisition	Asset Size 2Q 09
Adairsville	Aug-99	$41	$84
Rome	Aug-99	108	305
Dawson	Jul-00	119	217
Metro	Jul-00	153	484
West GA	Nov-01	85	135
East TN	Mar-03	195	407
Coastal GA	May-03	300	587
Fairburn	Jun-04	104	237
Henry	Nov-04	80	93
Rockdale/Newton	Dec-04	200	225

Southern Community Bank

- Purchased – June 19, 2008 *($ in millions)*
- Nine years old – Enhances presence in southside metro Atlanta markets
- Five banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties
- 60 employees
- $208 in customer deposits, including $50 core deposits
- FDIC assisted transaction – 80% guarantee on $109 loss threshold and 95% guarantee above
  - Fully discounted bid with no credit exposure
  - Accounted for credit related items (at FMV) as covered assets on balance sheet

Loans	$110
OREO	$25
FDIC receivable	$95
Total Covered Assets	$230

  - Gain on acquisition of $11.4
- Slightly accretive to earnings per share in 2009